Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

This operating and financial review and prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the period described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements for the six months ended June 30, 2023, furnished with our Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 27, 2023, including the consolidated annual financial statements as of December 31, 2022 and their accompanying notes included therein and “Item 5. Operating and Financial Review and Prospects.”

Forward-Looking Statements

This operating and financial review and prospects includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward-looking statements with respect to estimated financial information for fiscal year 2023 such as revenue, ARR, adjusted EBITDA and earnings as well as statements related to the performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Key Components of Results of Operations

Revenue

Revenue consists of subscription, other non-recurring, and professional services.

●	Subscription- Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is immediately recognized upon the sale of an on-premise license. In connection with our term-based license and perpetual license arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.

●	Other non-recurring- Other non-recurring revenue reflects the revenue recognized from sale of hardware related to our offering. Other revenue consists of sales of perpetual licenses related to products and revenue from usage-based fees. Perpetual license fees are recognized upfront assuming all revenue recognition criteria are satisfied. The license is installed on premise, mostly on customers’ computers.

●	Professional Services- Professional Services consists of revenue related to: (i) certified training classes by Cellebrite Academy; (ii) Cellebrite Advanced Services; (iii) implementation of our products in connection with our software licenses and (iv) on premise contracted customer success and technical support. The revenue of professional services is recognized upon the delivery of our services.

Cost of Revenue

Cost of revenue consists of cost of subscription, other non-recurring, and cost of professional services.

●	Cost of Subscription services- Cost of subscription revenue includes all direct cost to deliver and support subscription services, including salaries and related employees’ expenses, allocated overhead such as facilities expenses, third party license fees, fees paid to OEMs, hosting, and IT related expenses. We recognize these costs and expenses upon occurrence.

●	Cost of Other non-recurring- Cost of other non-recurring includes all direct costs to deliver perpetual license and other products, including hardware costs, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead such as depreciation of equipment and IT related expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence.

●	Cost of Professional Service- Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors and all direct costs related to services such as services materials, allocated overhead for depreciation of equipment, facilities and IT related costs. We recognize these costs and expenses upon occurrence.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including our revenue mix, the selling price to our customers, the cost of our manufacturing facility, supply chain, hosting, salaries, other related costs to our employees and subcontractors and overhead. Our gross margins fluctuate from period to period depending on the interplay of these various factors.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. The most significant components of our operating expenses are personnel costs, which is included in each component of the operating expenses and consists of salaries, benefits, bonuses, stock-based compensation and, with regards to sales and marketing expenses, sales commissions.

●	Research and development. Research and development expenses primarily consist of personnel, subcontractors cost and consultancy services. Our costs of research and development also include facility-related expenses, recruitment and training, information system licenses, hosting, support, depreciation of equipment and others that contribute to the research and development operations. We focus our research and development efforts on developing new offering, core technologies and to further enhance the functionality, reliability, performance and flexibility of existing offering. We believe that our software development teams and our core technologies represent a significant competitive advantage for us and we expect that our research and development expenses will continue to increase, as we invest in research and development headcount to further strengthen and enhance our offering.

●	Sales and marketing. Sales and marketing expenses primarily consist of personnel, sales and marketing and business development activities, travel expenses, and commissions earned by our sales personnel. Our costs of sales and marketing also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the sales and marketing operations. We expect that sales and marketing expenses will continue to increase as we continue to invest in our Go-to-Market activities.

●	General and administrative. General and administrative expenses primarily consist of personnel, insurance, consultants and facility-related costs for our executive, finance, legal, IT, human resources, administrative personnel, and other corporate expenses, including those associated with the Merger. We anticipate moderate growth in our expenses due to the growing of our operations. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Financial (Expense) Income, Net

Financial (expense) income, net consists primarily of revaluation of derivative warrant liability, restricted sponsor shares and price adjustment shares, interest income on our short-term deposits, fees to banks, foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities.

Tax Expense (Income)

Tax expense (income) (as well as deferred tax assets and liabilities, and liabilities for unrecognized tax benefits) reflect management’s best assessment of estimated current and future taxes to be paid. We are subject to income taxes in Israel, the United States, and numerous other foreign jurisdictions.

Significant judgments and estimates are required in determining the consolidated income tax expense (income).

Our income tax rate varies from Israel’s statutory income tax rates, mainly due to differing tax rates and regulations in foreign jurisdictions and other differences between expenses and expenses recognized by other tax authorities in relevant jurisdictions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30,
	2023	2022
	($ in thousands)
Revenue:
Subscription services	$97,879	$70,387
Term-license	30,609	27,653
Total subscription	128,488	98,040
Other non-recurring	4,890	10,300
Professional services	14,540	16,618
Total Revenue	147,918	124,958
Cost of revenue:
Cost of subscription services	9,438	8,112
Cost of term license	2	368
Total subscription	9,440	8,480
Cost of other non-recurring	5,907	5,498
Cost of professional services	10,090	10,103
Total cost of revenue	25,437	24,081
Gross profit	$122,481	$100,877
Operating expenses:
Research and development	42,184	39,251
Sales and marketing	54,346	48,151
General and administrative	21,192	21,020
Total operating expenses	$117,722	$108,422
Operating income (loss)	$4,759	$(7,545)
Financial (expense) income, net	(74,826)	94,866
(Loss) Income before tax	(70,067)	87,321
Tax expense (income)	2,886	(1,314)
Net (loss) income	$(72,953)	$88,635

Revenue

	Six months ended June 30,		Change
	2023	2022	Amount	Percent
	($ in thousands)
Subscription services	$97,879	$70,387	$27,492	39%
Term-license	30,609	27,653	2,956	11%
Total subscription	128,488	98,040	30,448	31%
Other non-recurring	4,890	10,300	(5,410)	(53)%
Professional services	14,540	16,618	(2,078)	(13)%
Total Revenue	$147,918	$124,958	$22,960	18%

Subscription

Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise license. Subscription revenue increased by $30.4 million, or 31% for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to the Company’s increased penetration selling more subscription licenses to its existing customer base, and the sale to new customers.

Other non-recurring

Other non-recurring decreased by $(5.4) million, or (53%) for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to the decrease in sale of perpetual license and usage-based fees, as the Company focus on the sale of subscription licenses.

Professional Services

Professional services revenue decreased by $(2.1) million, or (13%) for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to decrease in demand to its Cellebrite advanced services, a result of increasing the sale of these capabilities in the form of subscription licenses.

Cost of Revenue

	Six months ended June 30,		Change
	2023	2022	Amount	Percent
	($ in thousands)
Cost of subscription services	$9,438	$8,112	$1,326	16%
Cost of term license	2	368	(366)	(99)%
Total subscription	9,440	8,480	960	11%
Cost of other non-recurring	5,907	5,498	409	7%
Cost of professional services	10,090	10,103	(13)	0%
Cost of Revenue	$25,437	$24,081	$1,356	6%

Cost of Subscription services

Cost of subscription services increased by $1.0 million, or 11% for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. This increase is primarily due to an increase in customer success and customer support expenses.

Cost of Other non-recurring

Cost of other non-recurring revenue increased by $0.4 million, or 7% for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. This increase is primarily due to an increase in hardware production and shipping costs of $0.3 million.

Cost of Professional Services

Cost of professional services revenue decreased by $(13) thousands, or 0% for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.

Gross Profit and Gross Profit Margin

	Six months ended June 30,		Change
	2023	2022	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$88,441	$62,275	$26,166	42%
Term-license	30,607	27,285	3,322	12%
Total subscription	119,048	89,560	29,488	33%
Other non-recurring	(1,017)	4,802	(5,819)	(121)%
Professional services	4,450	6,515	(2,065)	(32)%
Total gross profit	$122,481	$100,877	$21,604	21%

Gross Profit Margins:
Subscription services	90%	88%
Term-license	100%	99%
Total subscription	93%	91%
Other non-recurring	(21)%	47%
Professional services	31%	39%
Total gross margin	83%	81%

Subscription

Subscription gross profit increased by $29.5 million, or 33%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. Subscription gross profit margin marginally increased from 91% to 93%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, mainly due to efficiencies in customer success and customer support.

Other non-recurring

Other non-recurring gross (loss) profit decreased by $(5.8) million, or (121%), for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. Other non-recurring gross profit margin decreased from 47% to (21%), for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, mainly as a result of lower perpetual and usage-based fees revenue of $(5.4) million.

Professional Services

Professional services gross profit decreased by $(2.1) million, or (32%) for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. Services gross profit margin decreased from 39% to 31%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, mainly as a result of reduced efficiencies in the Cellebrite advance services of $1.3 million.

Operating Expenses

	Six months ended June 30,		Change
	2023	2022	Amount	Percent
	($ in thousands)
Operating expenses
Research and development, net	42,184	39,251	2,933	7%
Sales and marketing	54,346	48,151	6,195	13%
General and administrative	21,192	21,020	172	1%
Total operating expenses	$117,722	$108,422	$9,300	9%

Research and development

Research and development expenses increased by $2.9 million, or 7%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. This increase is attributable to an increase in salaries and related costs of employees and subcontractors of $0.5 million, hosting and IT services of $1.1 million and facilities related expenses of $0.7 million.

Sales and marketing

Sales and marketing expenses increased by $6.2 million, or 13%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase primarily relates to higher salaries and related costs of employees and commissions earned by sales personnel of $3.7 million and an increase of $1.5 million  professional services expenses.

General and administrative

General and administrative expenses increased by $0.2 million, or 1%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase primarily relates to higher salaries and related costs of employees of $1.4 million and increase of $0.6 million in professional services offset by a decrease in D&O insurance expenses of $0.9 million and decrease in bad debt expenses of $0.7 million.

Finance (Expense) Income, net

Finance (expense) income, net decreased by $169.7 million, or (179%), for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. mainly due to remeasurement to fair value of Restricted Sponsor Shares, Price Adjustment Shares and Derivative warrant liability.

Taxes on Income

Taxes on income decreased by $4.2 million, or (320%), for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, mainly as a result of tax income related to dividend distributed from trapped earnings and as a result of a profit position in 2023.

Liquidity and Capital Resources

Our cash, cash equivalents, short-term deposits and marketable securities were $245 million as of June 30, 2023, in comparison to $206 million as of December 31, 2022.

During the six months ended June 30, 2023, we generated our cash primarily from our business operations. Our current primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the six months ended June 30, 2023 and 2022, our capital expenditures amounted to $1.9 million and $3.9 million, respectively, primarily consisting of expenditures related to investment in property, equipment and software, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.

We believe that our existing cash and cash equivalents, short-term investments and cash flows from operations will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of renewals and subscription renewal rates, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts, the timing of introductions of new software products and enhancements to existing software products, the continuing market acceptance of our software offerings and our use of cash to pay for acquisitions, if any. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If additional funds are not available to us on acceptable terms, or at all, our business, financial condition, and results of operations could be adversely affected.

Credit Facilities

We do not have any credit facilities.

Cash Flows

	Six months ended June 30,
	2023	2022
	($ in thousands)
Net cash provided by (used in) operating activities	$29,052	$(14,610)
Net cash used in investing activities	$(14,806)	$(41,992)
Net cash provided by financing activities	$8,419	$4,688

Operating Activities

For the six months ended June 30, 2023, cash provided by operating activities was $29.1 million, mainly as a result of the following: decrease in Trade Receivables of $18.1 million and an increase in Deferred Revenue of $10.6 million, as a result of increased sales to customers and collection from customers.

For the six months ended June 30, 2022, cash used in operating activities was $14.6 million, mainly as a result of the following: decrease in trade payables of $5.8 million and other accounts payable and accrued expenses of $9.2 million.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2023 was $(14.8) million, primarily as a result of investment and maturities in short term deposits, net of $15.4 million, offset with investment and maturities in marketable securities, net of $2.5 million.

Cash used in investing activities for the six months ended June 30, 2022 was $(42.0) million, primarily as a result of investment and maturities in marketable securities, net of $55.5 million offset with investment and maturities in short term deposits, net of $17.4 million.

Financing Activities

Cash provided by financing activities in the six months ended June 30, 2023 was $8.4 million, as a result of proceeds from exercise of share options to shares of $7.2 million and proceeds from Employee Share Purchase Plan, net of $1.2 million.

Cash provided by financing activities in the six months ended June 30, 2022 was $4.7 million, as a result of proceeds from exercise of share options to shares of $4.7 million